Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2017

Edmonton, Alberta, October 31, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the third quarter ended September 30, 2017.

Martin Ferron, Chairman and Chief Executive Officer of the Company stated, “This was a quarter when little seasonal construction work was available, due to the combined impacts of the enduring cyclical downturn in the oil industry and the severe plant fire at one of our normally busiest worksites. However, we were pleased to partly offset this situation by securing increased volumes of production related earthworks, both in and outside the oil sands.”

Additionally Mr. Ferron commented, “Looking ahead, we are excited that our market and service expansion strategies are really gaining traction. This provides us with added confidence in meeting our 15%+ compound growth targets, for both revenue and EBITDA, in the period 2017-2019.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Third Quarter Ended September 30, 2017

•	Revenue for the quarter ended September 30, 2017 was $70.0 million, compared to $48.2 million for the quarter ended September 30, 2016, an increase of 45.2%. Consolidated EBITDA for the quarter was $12.3 million, compared to $9.0 million for the quarter ended September 30, 2016, an improvement of 36.7%.

•	On August 14, 2017 the Company commenced a Normal Course Issuer Bid, which authorizes purchases up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange and the New York Stock Exchange.

•	On September 20, 2017 the Company announced the award of a three year term contract, which includes a two year extension provision to provide mine support services on Highland Valley Copper Mine in British Columbia. Earlier in the quarter, the Company ramped up activity at the Fording River coal mine in southeast British Columbia with the same customer.

Declaration of Quarterly Dividend

On October 31, 2017 the NAEP Board of Directors declared a quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on November 30, 2017. The Dividend will be paid on January 5, 2017 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three months ended September 30,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$70,045	$48,222	$21,823
Project costs	31,429	22,495	8,934
Equipment costs	22,594	12,045	10,549
Depreciation	10,250	8,306	1,944
Gross profit(1)	$5,772	$5,376	$396
Gross profit margin(1)	8.2%	11.1%	(2.9)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,605	4,967	(362)
Stock based compensation expense	(71)	520	(591)
Operating income (loss)	1,010	(342)	1,352
Interest expense	1,830	1,411	419
Net loss	(585)	(1,436)	851
Net loss margin(1)	(0.8)%	(3.0)%	2.2%
EBITDA(1)	11,550	8,356	3,194
Consolidated EBITDA(1)	12,317	9,004	3,313
Consolidated EBITDA margin(1)	17.6%	18.7%	(1.1)%
Adjusted EBITDA(1)	11,461	8,705	2,756
Adjusted EBITDA margin(1)	16.4%	18.1%	(1.7)%

Per share information
Net loss - Basic	$(0.02)	$(0.05)	$0.03
Net loss - Diluted	$(0.02)	$(0.05)	$0.03

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net loss to EBITDA, Consolidated EBITDA, and Adjusted EBITDA follows below under “Non-GAAP Financial Measures”.

Results for the Third Quarter Ended September 30, 2017

For the three months ended September 30, 2017, revenue was $70.0 million, up from $48.2 million in the same period last year. Current year revenue was driven by overburden removal work at the Millennium mine site and mine support services work at the Millennium, Kearl, Mildred Lake and Aurora mine sites. In addition, this quarter saw the award and start-up of a site development project at the Mildred Lake mine, led by the Company’s Dene North Site Services partnership. Complementing these activities in the quarter was a new mine support service contract at the Fording River coal mine, located in southeastern British Columbia and the wind-down of mine support activities at the Red Chris copper mine, located in northern British Columbia.

Last year's wildfire and subsequent May 3, 2016 evacuation of Fort McMurray negatively affected the Company’s activities in the prior year quarter. The wildfire, which had shut down all of the Company’s operations in the Fort McMurray area during the second quarter of last year significantly delayed the ramp up of its summer mine support activities.

For the three months ended September 30, 2017, gross profit was $5.8 million, or an 8.2% gross profit margin, up from a $5.4 million gross profit, or an 11.1% gross profit margin, in the same period last year. Gross profit margin was lower in the current quarter as a result of lower pricing negotiated by the Company’s customers on its long-term service agreements and certain of its mine support activities that required a larger proportion of low margin sub-contract and mobilization activities. In comparison to the previous year, the Company also saw a return to a normalized level of equipment maintenance activities in the current year as its equipment and maintenance personnel were available to complete their equipment servicing. The completion of planned summer maintenance activities in the prior year was curtailed by the impact of the Fort McMurray wildfire and subsequent operational shutdown coupled with the slow start-up of customer activities through the balance of the summer.

For the three months ended September 30, 2017, depreciation was $10.3 million or 14.6% of revenue, up from $8.3 million or 17.2% of revenue, in the same period last year. The current period depreciation saw a return to a more normalized level of depreciation as a percent of revenue, driven primarily by equipment activity, compared to the previous period which included a disproportionate amount of fixed charge depreciation as a percent of the lower revenue. In addition, the current period decrease in depreciation as a percent of revenue is starting to reflect the benefits the Company is realizing from its recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging its strong maintenance expertise and programs to extend the expected lives of the current fleet.

For the three months ended September 30, 2017, the Company recorded operating income of $1.0 million or 1.4% operating income margin, an increase from a $0.3 million operating loss for the same period last year. General and administrative expense, excluding stock-based compensation cost, was $4.6 million for the quarter, lower than the $5.0 million for the same period last year.

Stock-based compensation expense decreased $0.6 million compared to the prior year primarily as a result of the effect of the lower share price on the carrying value of the liability classified award plans.

For the three months ended September 30, 2017, the Company recorded a $0.6 million net loss (basic loss and diluted loss per share of $0.02), compared to the $1.4 million net loss (basic and diluted loss per share of $0.05) recorded for the same period last year.

Interest expense was $1.8 million for the quarter, up from $1.4 million for the same period last year, primarily due to the issuance of Convertible Debentures at the end of the prior quarter partially offset by the redemptions of the Series 1 Debentures in prior periods. The Company recorded $0.2 million of deferred income tax benefit in the current period compared to the $0.3 million of deferred income tax benefit recorded in the prior year, driven by the lower net loss in the current period.

The variance between the basic loss per share in the current period and the basic loss per share in the prior period is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 26,131,952 for the three months ended September 30, 2017 compared to 29,387,719 for the three months ended September 30, 2016.

Outlook

The Company has just completed the third quarter of the first year of an organic growth plan that it believes may generate a minimum of a 15% compound growth in revenue and EBITDA, over at least a three year period. This improvement is being achieved by:

1.       Building production related recurring services volumes in the Company’s core oil sands market, together with the addition of value creating services.

2.       Expanding the Company’s market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.

Despite the very adverse impact of a severe plant fire at one of the Company’s busiest work sites this year, the Company remains on track to achieve the targeted growth rate for 2017 and beyond. This outlook is supported by:

•	The successful renewal of all of the Company’s oil sands Master Services Agreements (MSAs) and Multiple Use Agreements (MUAs) such that the Company is not faced with a contract expiration until late 2020;

•	The Company’s customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel. On this theme, the Company was recently awarded two large earthworks jobs for the winter season with volumes expected to be roughly 10% higher than last year. The combined value of the work could exceed $90.0 million and should benefit late fourth quarter and potentially all of the first quarter of 2018;

•	The new Fort Hills oil sands mine remaining on schedule for production start-up at the end of 2017. This mine is anticipated to provide a direct benefit in terms of incremental demand for the Company’s services and an indirect benefit from the overall tightening of heavy equipment supply. This being especially the case, with both of the Company’s main competitors selling assets to international markets in the last few months;

•	A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;

•	Continuation of earthworks at the Fording River coal mine, deep into the fourth quarter and the award of extra such work for the first quarter of 2018, as the Company builds a strong relationship with an important new customer;

•	The award of a minimum three year site support contract at the Highland Valley copper mine. Revenue, which will start in the fourth quarter, is anticipated to be modest at first, but it is expected to increase over the work duration;

•	Being shortlisted for significant term contracts at a gold mine and a diamond mine. The former project could commence in early 2018 and the latter in mid-2019, if secured;

•	Further success at pre-qualifying to bid for major infrastructure projects. This quarter the Company was chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road building job in the Northwest Territories; and

•	Good progress with leveraging the Company’s core equipment maintenance competence into work for third parties. The Company already has jobs for two customers in its Edmonton maintenance facility and the Company believes that this initiative could have a discernible impact on its 2018 results. Eventually, this external maintenance business could provide more than $20.0 million in annual revenue stream for the Company.

Overall the Company is very encouraged by this bright outlook and are even more confident about meeting its growth targets, while maintaining a strong balance sheet.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended September 30, 2017 tomorrow, Wednesday, November 1, 2017 at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-866-521-4909

International: 1-647-427-2311

A replay will be available through November 30, 2017, by dialing:

Toll Free: 1-800-585-8367

International: 1-416-621-4642

Conference ID: 96283787

The live and archived webcast can be accessed at:

http://www.gowebcasting.com/8889

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “gross profit margin”, “EBIT”, “EBITDA”, “Consolidated EBITDA”, and “Adjusted EBITDA”.

“Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation. “Gross profit margin” is defined as gross profit as a percentage of revenue.

The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NAEP uses this reference and related calculation are in relation to “gross profit margin”, “operating income margin”, “net loss margin”, “Consolidated EBITDA margin” or “Adjusted EBITDA margin”.

NAEP believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"EBIT" is defined as net income (loss) before interest expense and income taxes.

"EBITDA" is defined as earnings before interest expense, income taxes, depreciation and amortization.

"Consolidated EBITDA" is defined in the Company’s Previous Credit Agreement as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net loss.

The Company believes that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of the Company’s business. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently.

“Adjusted EBITDA” is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net loss. Adjusted EBITDA is used in the calculation of the financial covenants in the Company’s new Credit Facility.

As EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA are non-GAAP financial measures, the Company’s computations of EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA may vary from others in the industry. EBIT, EBITDA, Consolidated EBITDA, and Adjusted EBITDA should not be considered as alternatives to operating income or net loss as measures of operating performance or cash flows as measures of liquidity have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net loss to Consolidated EBITDA and Adjusted EBITDA is as follows:

	Three months ended
	September 30,
(dollars in thousands)	2017	2016
Net loss	$(585)	$(1,436)
Adjustments:
Interest expense	1,830	1,411
Income tax benefit	(191)	(327)
EBIT	1,054	(352)
Adjustments:
Depreciation	10,250	8,306
Amortization of intangible assets	246	402
EBITDA	11,550	8,356
Adjustments:
Loss on disposal of plant and equipment	24	20
Gain on disposal of assets held for sale	(42)	(191)
Equity classified stock-based compensation expense	785	819
Consolidated EBITDA	12,317	9,004
Adjustments:
Liability classified stock-based compensation recovery	(856)	(299)
Adjusted EBITDA	$11,461	$8,705

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expect”, “may”, “could”, “believe”, “anticipate”, “continue”, “should”, “estimate”, “potential”, “likely”, “target” or similar expressions. Forward looking statements include the statements that the Company expects to meet its 15%+ compound growth targets for both revenue and EBITDA in the period 2017-2019, that winter season earthworks volumes will be roughly 10% higher than last year, with the combined value of two new awards potentially exceeding $90.0 million; that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply; Our expectation that revenue will be generated from the Highland Valley copper mine starting in the fourth quarter and that it will be modest at first but increase over the work duration; that we may be able to secure significant term contracts at a gold mine and a diamonds mine, with projects commencing in early 2018 and the latter in mid-2019, respectively, if secured; that we will achieve further success at pre-qualifying to bid for major infrastructure projects; and that we will be able to make good progress with leveraging our core equipment maintenance competence into work for third parties and that the initiative could have a discernible impact on our 2018 results with the external maintenance business potentially eventually providing more than $20.0 million in annual revenue stream.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2017. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA

Director; Finance, Investor Relations, Information Technology and Treasury

North American Energy Partners Inc.

(780) 969-5574

dbrunetta@nacg.ca

www.nacg.ca